

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Ken Rizvi
Chief Financial Officer
SMART Global Holdings, Inc.
c/o Maples Corporate Services Limited
P.O. Box 309
Grand Cayman, Cayman Islands KY1-1104

> **Re: SMART Global Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended August 27, 2021**
> **Filed October 25, 2021**
> **Form 8-K filed January 4, 2022**
> **File No. 001-38102**

Dear Mr. Rizvi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 27, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 48

1. We note your disclosure on page 48 that "over the same period, our total segment operating income grew by 90.9% to $160.8 million, or 10.7% operating margin, in 2021, compared to $84.2 million, or 7.5% operating margin, in 2020. See table below in "Segment Operating Income" for further details." We note that segment operating income is a measure disclosed in the notes to financial statements on pages 91-92, as required by ASC 280. However, the combination of segment operating income amounts anywhere outside the notes to the financial statements is considered a Non-GAAP financial measure. Please revise to identify this measure as Non-GAAP when disclosed as a consolidated amount within MD&A, and to include the disclosures required by Item 10(e) of Regulation S-K. Your disclosure in the MD&A section of your Form 10-Q should be similarly revised.

Form 8-K filed January 4, 2022

Exhibit 99.1 Earnings Release, page 3

2. We note that in your Non GAAP profitability measures reconciled on page 5, you exclude the amortization of acquisition-related intangibles. Please revise to clearly disclose the nature of the amortization that is being excluded from the measure, and to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to the revenue generation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Claire Erlanger, Senior Staff Accountant, at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing